                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

      For the month of July, 2003       Commission File Number: 0-20235

                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F | |                   Form 40-F |X|

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes | | Assigned File No. ____________       No |X|

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

                                     INDEX

Press Release dated July 9, 2003                             Page 2 - 3

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                      [Logo] North American PALLADIUM Ltd.

130 Adelaide St. West                           NEWS RELEASE
Suite 2116
Toronto, ON
M5H 3P5

Website: www.napalladium.com                          July 9, 2003

FOR IMMEDIATE RELEASE                                 Trading Symbol: TSX - PDL
---------------------                                                 AMEX - PAL

              NORTH AMERICAN PALLADIUM LTD. ANNOUNCES COMMISSIONING
             OF A NEW PRIMARY CRUSHER AND OPERATING PERFORMANCE FOR
                              SECOND QUARTER 2003

The Company is pleased to report that a new Metso Superior Mark II primary gyratory crusher has been installed ahead of schedule and on budget. The crusher was commissioned on June 19th and is now fully operational.

During the second quarter of 2003, the mill processed 1,154,965 tonnes of ore or 12,692 tonnes per day with a palladium head grade of 2.08 grams per tonne, producing 59,069 ounces of palladium at a recovery rate of 76.6%. Other metal production during the second quarter of 2003 included 5,216 ounces of platinum, 5,050 ounces of gold, 1,574,906 pounds of copper and 915,977 pounds of nickel. This compares to the first quarter of 2003 when the mill processed 1,196,259 tonnes of ore or 13,292 tonnes per day with a palladium grade of 1.99 grams per tonne, producing 58,791 ounces of palladium at a recovery rate of 76.9%.

The Company met its production goal for the first half of the year by producing 117,860 ounces of palladium. Second quarter 2003 palladium production matched first quarter's results despite a six-day shutdown for a SAG mill motor bearing repair during the quarter. The repaired primary crusher provided 100% of the coarse ore mill feed in the second quarter, thereby sparing the significant additional costs associated with contract crushing. With the resumption of normal crushing operations it is anticipated further improvements will be made to daily mill throughput and palladium production.

The following table outlines the operating history since the second quarter of 2002:

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                            Q2, 2002   Q3, 2002   Q4, 2002   Q1, 2003   Q2, 2003
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MILL THROUGHPUT               13,959     13,161     12,667     13,292     12,692
  (TONNES PER DAY)
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PALLADIUM RECOVERY (%)         76.0%      71.9%      74.0%      76.9%      76.6%
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PALLADIUM PRODUCTION (OUNCES) 62,168     51,168     52,067     58,791     59,069
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News Release, July 9, 2003              Page 2


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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:

Andre J. Douchane - President & CEO
Tel: (416) 360-2656  Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650  Fax: (416) 360-7709


Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mining and milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.


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News Release, July 9, 2003              Page 3


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NORTH AMERICAN PALLADIUM LTD.

      July 10, 2003                                      /s/ Mary Batoff
Date: ___________________________                  By:__________________________
                                                            Mary Batoff

                                                   Title: Secretary

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